TABLE II ADDENDUM - SECURITIES SOLD DURING THE PAST 3 MONTHS

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Family Trust No C5 Caroline Toce, Trustee 42 Beacon Hill Lane New Canaan CT 06840	Class A Common Stock	12/26/2025	91,502	$ 1,824,529.88
-same as above-	Class A Common Stock	12/17/2025	1,100	$ 19,002.50
-same as above-	Class A Common Stock	12/17/2025	64,150	$ 1,126,531.61
-same as above-	Class A Common Stock	11/18/2025	35,046	$ 603,421.33
-same as above-	Class A Common Stock	11/12/2025	5,256	$ 105,081.63
-same as above-	Class A Common Stock	11/12/2025	2,368	$ 47,342.71
-same as above-	Class A Common Stock	11/12/2025	1,660	$ 33,187.88
-same as above-	Class A Common Stock	11/12/2025	572	$ 11,435.82
-same as above-	Class A Common Stock	11/11/2025	30,489	$ 613,727.59
-same as above-	Class A Common Stock	11/11/2025	21,368	$ 430,126.64
-same as above-	Class A Common Stock	11/11/2025	7,381	$ 148,575.66
-same as above-	Class A Common Stock	11/11/2025	67,664	$ 1,362,040.86
-same as above-	Class A Common Stock	11/10/2025	16,435	$ 328,624.97
-same as above-	Class A Common Stock	11/10/2025	7,405	$ 148,066.20
-same as above-	Class A Common Stock	11/10/2025	5,190	$ 103,776.31
-same as above-	Class A Common Stock	11/10/2025	1,795	$ 35,891.81
-same as above-	Class A Common Stock	11/6/2025	4,266	$ 85,282.95
-same as above-	Class A Common Stock	11/6/2025	2,989	$ 59,754.04
-same as above-	Class A Common Stock	11/6/2025	1,034	$ 20,671.02
-same as above-	Class A Common Stock	11/6/2025	9,468	$ 189,277.78
-same as above-	Class A Common Stock	10/24/2025	64,117	$ 1,218,055.53
-same as above-	Class A Common Stock	10/23/2025	30,347	$ 562,155.51
-same as above-	Class A Common Stock	10/23/2025	21,269	$ 393,992.34
-same as above-	Class A Common Stock	10/22/2025	7,968	$ 146,769.21